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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                               -----------------------

                                    SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                 SECTION 14(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___________)


                              RANCON PACIFIC REALTY L.P.
                     --------------------------------------------
                              (Name of Subject Company)

                              RANCON PACIFIC REALTY L.P.
                           RC PACIFIC REALTY PARTNERS, L.P.
                       ----------------------------------------
                         (Name of Person(s) Filing Statement)

                    EXCHANGE UNITS OF LIMITED PARTNERSHIP INTEREST
                   PREFERRED UNITS OF LIMITED PARTNERSHIP INTEREST
               -------------------------------------------------------
                            (Title of Class of Securities)
                                     751909 10 2
                    ----------------------------------------------
                       ((CUSIP) Number of Class of Securities)

                                 Daniel L. Stephenson
                 Chief Executive Officer of RC Pacific Realty, Inc.
                          27740 Jefferson Avenue, Suite 200
                              Temecula, California 92590
                                    (909) 676-6664
         --------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to Receive Notice of Communications on Behalf of the Person(s) Filing Statement)

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The subject company is Rancon Pacific Realty, L.P., a California limited partnership (the "Partnership"). The titles of the classes of equity securities to which this Statement relates are (i) Exchange Units of limited partnership interest of the Partnership ("Exchange Units"), and (ii) Preferred Units of limited partnership interest of the Partnership ("Preferred Units"). The Exchange Units and the Preferred Units are sometimes collectively referred to herein as the "Units." The address of the principal executive offices of the Partnership is 400 South El Camino Real, San Mateo, California 94402.

ITEM 2.  TENDER OFFER OF THE BIDDERS.

     This Statement relates to the offer (the "Offer") by Accelerated High Yield Institutional Fund, L.P., a Florida limited partnership; Accelerated High Yield Income Fund I, L.P., a Florida limited partnership; Accelerated High Yield Income Fund II, L.P., a Florida limited partnership; Mackenzie Patterson Special Fund, L.P., a California limited partnership; Mackenzie Patterson Special Fund 3, LLC, a California limited liability company; Mackenzie Patterson Specified Income Fund, L.P., a California limited partnership; Previously Owned Partnerships Income Fund, L.P., a California limited partnership; Cal-Kan, Inc., a Kansas corporation; JDF & Associates, LLC, a Texas limited liability company; Moraga Gold, LLC, a California limited liability company; Ernest E. Pennell; and Steven Gold (together, the "Bidders"), to purchase for cash up to 140,308 Exchange Units at $5.50 per Exchange Unit, and to purchase for cash up to 424,257 Preferred Units at $4.75 per Preferred Unit (less in each case the amount of any distributions declared or paid with respect to the Units between the date of the Bidders' Offer and the expiration date of the Offer), as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated June 10, 1998 filed by the Bidders with the Securities and Exchange Commission. According to the Schedule 14D-1, the principal business address of each of the Bidders other than Steven Gold, Ernest E. Pennell and JDF & Associates, LLC is 1640 School Street, Moraga, California 94556, the principal business address of Steven Gold is Four Embarcadero, Suite 3610, San Francisco, California 94111, the principal business address of Ernest E. Pennell is 244A Palomar Street, Chula Vista, California 91911, and the principal business address of JDF & Associates, LLC is 118 Glynn Way, Houston, Texas 77056.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by the Partnership and the general partner of the Partnership, RC Pacific Realty Partners, L.P., a Delaware limited partnership (the "General Partner"). The address of the General Partner is 27740 Jefferson Avenue, Suite 200, Temecula, California 92590. The name and business address of the Partnership are set forth in Item 1 above.

     (b)(1) The Partnership and the General Partner are each limited partnerships and have no executive officers or directors. Pursuant to the agreement of limited partnership governing the Partnership (as amended, the "Partnership Agreement"), the General Partner has an interest in the Partnership and also receives certain fees. Most of the financial benefits of such interest and fees have been assigned by the General Partner to Glenborough Corporation, a California corporation (the "Manager"), which is not an affiliate of the Partnership or the General Partner and which manages and operates the Partnership and all of its assets pursuant to a management agreement. The Manager, the General Partner, the general partner of the General Partner, and certain officers and directors of the general partner of the General Partner, and other affiliates of the General Partner, beneficially own Units. The Manager owns 40,093 Units (approximately 1.4% of the outstanding Units). The total amount of Units owned by the General Partner and


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the general partner of the General Partner (and its directors and executive officers) is less than 1% of the outstanding Units. Except as described herein, to the best knowledge of the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership on the one hand and the General Partner or the directors and executive officers of the General Partner or affiliates thereof on the other hand, with respect to the Offer.

     (b)(2) To the best knowledge of the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or the General Partner or executives or directors of the General Partner or affiliates thereof, on the one hand, and the Bidders or their executive officers, directors or affiliates, on the other hand.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) The General Partner has determined that the Offer is inadequate and not in the best interests of the limited partners and recommends that limited partners of the Partnership reject the Offer and not tender their Exchange Units or Preferred Units pursuant to the Offer (or, if any limited partner has previously tendered Units, that they consider withdrawing their tenders by following the procedures set forth under "Section 4. Withdrawal Rights" in the Bidders' Offer to Purchase dated June 10, 1998 (exhibit (a)(1) to the Bidders'
Schedule 14D-1)). The General Partner believes that the Offer price does not reflect the value of the Partnership's assets and is too low to be fair to the limited partners.

     (b) The reasons for the position taken by the General Partner are as follows:

     -    ALL OF THE PARTNERSHIP'S PROPERTIES HAVE BEEN SOLD.

          On June 4, 1998 the Partnership entered into definitive agreements (the "Contracts") for the sale (the "Sale") of all of its real estate assets (the "Properties") to CT Realty Corporation, a California corporation ("Purchaser"), for an aggregate purchase price of approximately $56,000,000. The Purchaser is not affiliated with the Partnership, the General Partner or the Manager. The purchase price was determined through arms' length negotiations between the Purchaser and the Manager, under the guidance and subject to the approval of the General Partner. The Sale was consummated on June 30, 1998.

     - THE GENERAL PARTNER CURRENTLY ESTIMATES THAT THE AGGREGATE NET DISTRIBUTABLE CASH PROCEEDS FROM THE SALE AND FROM CERTAIN OF THE REMAINING PARTNERSHIP ASSETS WILL BE AT LEAST APPROXIMATELY $10.00 PER EXCHANGE UNIT, AND AT LEAST APPROXIMATELY $9.00 PER PREFERRED UNIT, AMOUNTS SUBSTANTIALLY IN EXCESS OF THE PURCHASE PRICES CONTAINED IN THE OFFER.

          The foregoing estimates reflect the actual net proceeds from the Sale (calculated by reducing the aggregate purchase price by, among other things, closing costs, including broker's commissions, a sales fee to the Manager, title costs, surveys, legal fees and transfer taxes, as well as repayment of mortgage debt guaranteed by the Manager and payment to a joint venture partner in certain of the properties of its applicable portion of the purchase price), plus the Partnership's other assets net of known liabilities (including, among other things, certain fees to the Manager and a fee for investor relations services), reduced by reserves for unknown liabilities including estimated attorneys fees and other costs associated with the litigation described under Item 8 as well as estimated dissolution costs. Relative to such estimated net distributable cash proceeds from the Sale and from certain of the remaining Partnership assets,


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          the General Partner believes that the Offer ($5.50 per Exchange Unit and $4.75 per Preferred Unit, less in each case the amount of any distributions declared or paid with respect to the Units between the date of the Bidders' Offer and the expiration date of the Offer) is too low to be recommended by the General Partner. As of the date of the filing of this Statement, the General Partner has not determined whether the Sale will result in a gain that will be taxable, and in reaching its recommendation and preparing the foregoing estimates, the General Partner did not take into account individual tax consequences (federal, state or local), which may vary significantly among limited partners. In accordance with the Partnership Agreement and the management agreement between the Partnership and the Manager, the General Partner estimates that in connection with the Sale and distribution of net proceeds, the Manager will receive a transaction fee of $1,120,000 (2% of the Sale price), as well as the following interests of the General Partner which were assigned to the Manager in 1994: the General Partner's subordinated organizational and transaction fee ($1,395,000), the General Partner's 1% of share of the anticipated distributions (estimated to be approximately $317,000), and the General Partner's subordinated profit participation (estimated to be approximately $2,118,000).

     - THE GENERAL PARTNER CURRENTLY ANTICIPATES THAT A DISTRIBUTION OF A SUBSTANTIAL PORTION OF THE NET PROCEEDS FROM THE SALE WILL BE MADE WITHIN APPROXIMATELY 60 DAYS.

          The General Partner intends to hold the net proceeds to the Partnership from the Sale until August 1998 and then distribute such net proceeds as quickly as events allow thereafter. Pending distribution to the partners, the net proceeds of the Sale will be held by the Partnership in short-term, interest-bearing liquid investments. As indicated above, other cash on hand will be held as reserves to make provision for remaining Partnership known and unknown liabilities. The reserves are not currently expected to be substantial and the Partnership currently anticipates that the amount of such reserves will ultimately exceed the amount of the known and unknown liabilities. The General Partner's current plan is to dissolve and wind up the affairs of the Partnership and to make a final distribution of any remaining assets of the Partnership in the third or fourth quarter of 1998. However, there can be no assurances that the distribution of the net proceeds from the Sale and the dissolution of the Partnership will take place within the estimated time frames. It is possible that it will take more time than was initially estimated to distribute the net proceeds of the Sale, wind up the affairs of the Partnership and/or dissolve, but it is the Partnership's intention to do so as quickly as events allow (subject to any limitations described above).

     - LIMITED PARTNERS WHO SELL ANY UNIT TO THE BIDDERS WILL NOT RECEIVE ANY DISTRIBUTIONS TO BE MADE BY THE PARTNERSHIP WITH RESPECT TO THAT UNIT ONCE THAT UNIT IS SOLD, INCLUDING DISTRIBUTIONS OF THE NET PROCEEDS FROM THE SALE OR ANY DISTRIBUTIONS UPON DISSOLUTION OF THE PARTNERSHIP.

     - AS SET FORTH IN THE BIDDERS' MATERIALS MAILED TO EACH OF THE LIMITED PARTNERS, THE BIDDERS ARE MAKING THE OFFER FOR INVESTMENT PURPOSES AND WITH THE INTENTION OF MAKING A PROFIT FROM THE OWNERSHIP OF THE EXCHANGE UNITS AND PREFERRED UNITS.

          In establishing the purchase price of $5.50 per Exchange Unit and $4.75 per Preferred Unit (less in each case the amount of any distributions declared or paid with respect to the Units between the date of the Bidders' Offer and the expiration date of the Offer), the Bidders were motivated to establish the lowest price which might be acceptable to limited partners consistent with the Bidders' objectives.


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THE GENERAL PARTNER URGES ALL LIMITED PARTNERS TO CAREFULLY CONSIDER ALL THE
INFORMATION CONTAINED HEREIN AND CONSULT WITH THEIR OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE DECIDING WHETHER TO TENDER EXCHANGE UNITS OR PREFERRED UNITS. IN PARTICULAR, THE GENERAL PARTNER HAS NOT TAKEN INTO ACCOUNT THE TAX CONSEQUENCES TO INDIVIDUAL LIMITED PARTNERS AS A RESULT OF EITHER (A) THE SALE AND THEN DISSOLUTION OF THE PARTNERSHIP, OR (B) ACCEPTING OR REJECTING THE OFFER, AND THOSE TAX CONSEQUENCES COULD VARY SIGNIFICANTLY FOR EACH LIMITED PARTNER BASED ON SUCH LIMITED PARTNER'S UNIQUE TAX SITUATION OR OTHER CIRCUMSTANCES. NO INDEPENDENT PERSON HAS BEEN RETAINED TO EVALUATE OR RENDER ANY OPINION WITH RESPECT TO THE FAIRNESS OF THE OFFER PRICE.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          Neither the Partnership nor the General Partner, nor any person acting on their behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to the limited partners of the Partnership in connection with the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

          (a) To the best knowledge of the Partnership and the General Partner, no transactions in the Units have been effected during the past 60 days by the Partnership, by the General Partner, or by any affiliates or subsidiaries of such persons (including the general partner of the General Partner, or any executive officer or director of the general partner of the General Partner).

          (b) To the best knowledge of the Partnership and the General Partner, the General Partner, the general partner of the General Partner, the officers and directors of the general partner of the General Partner, and any affiliate or subsidiary of the General Partner do not presently intend to tender to the Bidders any Units currently held of record or beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

          (a) The Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

          As indicated under Item 4 above, the Partnership has sold all its Properties and intends to wind up its affairs and dissolve. The Contracts for the sale of the Properties described in Item 4 above were entered into (and the Partnership's plans for dissolution were formulated) prior to the Bidders' Offer and were not entered into (or formulated) in response to the Offer.

          (b) There are no transactions, board or partnership resolutions, agreements in principle, or signed contracts in response to the Offer, which relate to or would result in one or more of: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership;


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(2) a purchase, sale or transfer of a material amount of assets by the
Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership. As indicated under Item 7(a) and described under Item 4, however, the Partnership, prior to the Offer, had entered into Contracts for the Sale of all of its Properties and had formulated the intention to wind up its affairs and dissolve after consummation of the Sale. The Sale was consummated on June 30, 1998.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

          On December 17, 1996 and February 20, 1998, respectively, substantially identical lawsuits were filed in California Superior Court in San Diego, California, by alleged homeowners against a number of defendants, including the Partnership. The lawsuits allege, among other things, construction defects with respect to properties in a development known as "Promenade at La Costa" owned by RC Inland Development Ltd. The plaintiffs, who also allege fraud and misrepresentation, are seeking unspecified damages. As "Promenade at La Costa" is not part of the Properties previously owned by the Partnership and the Partnership has had no involvement with the properties in such development, the General Partner believes that the allegations in the lawsuits against the Partnership are without merit. The Partnership intends to seek dismissal of the lawsuits against it, although there can be no assurance that the lawsuits will be dismissed or that any such dismissal will occur promptly after being sought by the Partnership.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)  Letter to Limited Partners dated June 30, 1998.*

          (b)  Not applicable.

          (c)  Not applicable.

          -------------------------------------
          * The only written solicitation or recommendation which has been published or sent or given to limited partners in connection with the recommendation referred to in Item 4.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   RANCON PACIFIC REALTY L.P.

                                        By:  RC PACIFIC REALTY PARTNERS, L.P.
                                             (the general partner of Rancon
                                             Pacific Realty L.P.)



     Dated:  June 30, 1998                   By:   /s/ Daniel L. Stephenson
                                                 -------------------------------
                                                 Daniel L. Stephenson,
                                                 Director, President, Chief
                                                 Executive Officer and Chief
                                                 Financial Officer of
                                                 RC Pacific Realty, Inc.,
                                                 the General Partner of
                                                 RC Pacific Realty
                                                 Partners, L.P.


                                   RC PACIFIC REALTY PARTNERS, L.P.



     Dated:  June 30, 1998                   By:   /s/ Daniel L. Stephenson
                                                 -------------------------------
                                                 Daniel L. Stephenson,
                                                 Director, President, Chief
                                                 Executive Officer and Chief
                                                 Financial Officer of
                                                 RC Pacific Realty, Inc.,
                                                 the General Partner of
                                                 RC Pacific Realty
                                                 Partners, L.P.





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